UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                       Osasco, São Paulo, Brazil, March 31, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC
                                                                                                                       ./.
Re.: Resolutions of Special Stockholders' Meetings

Gentlemen,

     We hereby inform you the approval of all proposals and agenda  submitted to the Special Stockholders'  Meetings of Banco Bradesco,  held at 4:00 pm and 4:30 pm on this date, as follows:

-    Ratification  of the Company  Capital  increase,  deliberated  in the 198th
     Special  Stockholders'  Meeting held on January 10, 2003,  by the amount of
     R$501,000,000.00, raising it from R$5,599,000,000.00 to R$6,100,000,000.00, by means of subscribing  66,800,000,000  new nominative  book-entry  stock, with no par value, of which  33,652,745,021  are common and  33,147,254,979 are preferred stocks;

-    Approval  for  acquiring  the control of Banco  Mercantil de São Paulo S.A.
     (Mercantil),  in  accordance  with  the  provision  in  Article  256 of Law
     6.404/76;

-    Board of Directors proposals for:

     1)   Banco  Bradesco  incorporating  the stocks of the  Mercantil  minority stockholders,  converting Mercantil into a wholly-owned  subsidiary of this Bank,  in  accordance  with the  provision  in Article 252 of Law
          6.404/76, by means of:

          a)   approval  of  the   Instrument  of  Protocol  and   Justification
               regarding  the  Incorporation  of  Stocks of  Mercantil  Minority
               Stockholders;

          b)   ratification   of  the   companies   designated  to  perform  the
               assessment  and  approval of the  Appraisal  Reports of Mercantil
               Stocks;

          c)   increase  Company  Capital,  by the  amount of  R$158,734,686.51,
               raising  it  to  R$6,258,734,686.51,   through  the  issuance  of
               20,767,712,349  new  nominative  book-entry  stocks,  with no par value, of which  10,462,433,059 are common and 10,305,279,290 are preferred  stocks,  in the  proportion  of  23.94439086  Bradesco stocks for each Mercantil  stock,  being  12.06279162  common and
               11.88159924  preferred  stocks,  to be attributed to the minority stockholders of Mercantil, independent of the type of stocks held in Mercantil, with the consequent amendment of the main provision of Article 6 of the Corporate Bylaws;

     2)   Increase Company Capital, by the amount of R$41,265,313.49, raising it to  R$6,300,000,000.00,  by  means  of  capitalization  of part of the balance on the "Revenue Reserve - Statutory Reserve from 1996 to 2000"
          account,  without  issue of  stocks,  in  accordance  with  the  first paragraph  of  Article  169  of  Law  6.404/76,  with  the  consequent amendment of the main provision of Article 6 of the Corporate Bylaws.

Dividends:  The stocks  issued and  subscribed in the Company  Capital  increase homologated  today and the stocks  attributed  to the minority  stockholders  of
Mercantil  shall  be  entitled  to the full  dividends  and/or  interest  on own capital, monthly and possible complimentary, declared as from the month in which the Central Bank of Brazil approves the respective processes. They shall also be entitled,  in full, to any advantages attributed to the other stocks as from the month of the aforementioned approval.

     These  decisions will come in to force after the Central Bank of Brazil has approved the process.

                                   Cordially,

                               Banco Bradesco S.A.
      Milton Almicar Silva Vargas          Domingos Figueiredo de Abreu
       Executive Vice-President                  Managing Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

BANCO BRADESCO S.A.

By:	/S/ Carlos Alberto Rodrigues Guilherme
Carlos Alberto Rodrigues Guilherme Executive Managing Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.